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                                                                       EXHIBIT 2

[LOGO FOR COINMACH]

                                                                   May 26, 2000

Dear Stockholders:

  We are pleased to inform you that, on May 12, 2000, Coinmach Laundry Corporation ("Coinmach" or the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with CLC Acquisition Corporation (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of Coinmach's Class A Common Stock and Class B Non-Voting Common Stock (the "Shares"), at a price of $14.25 per Share net to the seller in cash (less any required withholding taxes), without interest, subject to the terms and conditions contained in the Offer to Purchase and the related Letter of Transmittal that are included in Purchaser's offering materials. Under the Merger Agreement, and subject to the terms thereof, following the Offer, Purchaser will be merged with and into Coinmach (the "Merger") and all Shares not purchased in the Offer (other than Shares held by Purchaser) will be converted into the right to receive $14.25 per Share net to the Seller in cash, (less any required withholding taxes) without interest thereon.

  Your Board of Directors has unanimously (i) determined that the Offer and the Merger are advisable, fair to, and in the best interests of, the Company's stockholders (other than stockholders of the Purchaser) and (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Coinmach Board of Directors recommends that Coinmach's stockholders tender their Shares pursuant to the Offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other things, the Board of Directors considered the unanimous recommendation and approval of a Special Committee of the Board of Directors (the "Special Committee") that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders (other than stockholders of the Purchaser), and the opinion of Lazard Freres & Co. LLC, the Special Committee's investment banker, to the effect that, as of the date thereof, and based on and subject to the matters described in the opinion, the price per share of $14.25 to be received by Coinmach's stockholders (other than the Purchaser or the stockholders of the Purchaser), is fair to such holders from a financial point of view.

  In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated May 26, 2000, of Purchaser, together with related materials to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

  On behalf of the Board of Directors, management and employees of Coinmach, I thank you for the support that you have given Coinmach.

                                          Sincerely,


[LOGO FOR STEPHEN R. KERRIGAN]
                                          Stephen R. Kerrigan
                                          Chairman of the Board and
                                          Chief Executive Officer


                         Coinmach Laundry Corporation
             55 Lumber Road, Roslyn, New York 11576. 516-484-2300